UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Mallinckrodt plc
(Name of Issuer)

Ordinary shares, par value $0.20 per share
(Title of Class of Securities)

G5785G107
(CUSIP Number)

The Buxton Helmsley Group, Inc. 1185 Avenue of the Americas, Floor 3 New York, N.Y. 10036-2600 Tel.: +1 (212) 561-5540
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5785G107	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Buxton Helmsley Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,434,800
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,434,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,434,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

__________________

1 Based upon 84,722,432 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of September 24, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 3 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Buxton Helmsley Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,434,800
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,434,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,434,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
CO, IA

__________________

2 Based upon 84,722,432 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of September 24, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. G5785G107	SCHEDULE 13D	Page 4 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,434,800
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,434,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,434,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

__________________

3 Based upon 84,722,432 shares of Ordinary shares, par value $0.20 per share ("Shares"), of Mallinckrodt plc. (the "Issuer") outstanding as of September 24, 2021, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2021.

This Amendment No. 14 to Schedule 13D ("Amendment No. 14") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on March 5, 2021 (the "Schedule 13D") relating to the Ordinary shares, par value $0.20 per share (the "Shares"), of Mallinckrodt plc (the "Issuer"). Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 14 shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed with respect to common shares issued by Mallinckrodt plc, whose principal executive offices are at College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This final Schedule 13D is being filed jointly between: • Buxton Helmsley Holdings, Inc. ("Holdings") • The Buxton Helmsley Group, Inc. ("Buxton") • Alexander Parker ("Parker")

As of February 22, 2022, Holdings, Buxton, and Parker, terminated their group established pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1. As such, the Individual Members listed within all previous amendments to this Schedule 13D are no longer listed within Schedule A and Schedule B of this Amendment No. 14. Holdings, Buxton, and Parker, the Individual Members comprise a group within the meaning of Section 13(d)(3) of the Act.

(b)	The business address of Holdings, Buxton, and Parker is 1185 Avenue of the Americas, Floor 3, New York, N.Y. 10036-2600. Information regarding the Individual Members is set forth on Schedule A.

(c)	Buxton is the wholly-owned subsidiary of Holdings, a parent holding company. Buxton is a private asset management and financial services firm and a registered investment advisor. Buxton holds the Shares reported in this Schedule 13D in the accounts of Buxton's discretionary clients. Parker is the sole control person of both Buxton and Holdings. Parker holds the title of Director at Holdings and Senior Managing Director at Buxton. There are no other directors, officers, or control persons at Holdings or Buxton. Information regarding the Individual Members is set forth on Schedule A.

(d)	During the last five years, neither Holdings, Buxton, Parker, nor any of the Individual Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Holdings, nor the Individual Members, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Buxton and Parker were involved in an adversary proceeding filed against them by the Issuer (Mallinckrodt Plc. v. The Buxton Helmsley Group, Inc. and Alexander E. Parker, Adv Proc. No. 21-505242), as part of the Issuer's Chapter 11 proceedings (Mallinckrodt plc, et al., Case No. 20-12522), for which an injunction (the "Injunction") was issued by the United States Bankruptcy Court for the District of Delaware (the "Court"), enjoining certain activities of Buxton, Parker, and "any person or entity" (with no limitation) deemed by Issuer's directors or management as "acting in concert", whether "directly or indirectly" (Injunction, § 6). Those enjoined activities include, for example, the calling of an extraordinary general meeting of the Issuer's shareholders/members, nomination of directors or officers as part of any general meeting of the shareholders/members, casting votes in any general meeting of the shareholders/members to "remove" or "replace" directors of the Issuer (the Injunction, § 1(e), "any action seeking to remove, replace ... any directors or officers of any Debtor"), submission of shareholder proposals to be "acted upon" by shareholders/members as part of a general meeting (the Injunction, § 1(c), "any steps to ... propose any matters to be acted upon by Mallinckrodt shareholders"), solicitation of proxies, any litigation against the Issuer or its officers and/or directors, among other restrictions of activities covered by that Injunction, requested by the Issuer and ordered by the Court.

(f)	Holdings and Buxton are Michigan corporations. Parker is a citizen of the United States of America. The citizenship of each Individual Member is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Funds for the purchase of the Shares reported herein were derived from available working capital of Buxton. Buxton purchased 510,936 Shares of the Issuer in open market purchases between January 12, 2021 and March 1, 2021 for a total of $162,503.38. Buxton also purchased an additional 1,429,166 Shares of the Issuer in open market purchases during the sixty (60) days preceding this amendment, for a total of $225,171.30. Buxton made other purchases of the Shares previously, also via available working capital.

The Reporting Persons collectively may be deemed to be the beneficial owner of, in the aggregate, 3,434,800 Shares.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons reserve the right, consistent with applicable law, to (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Securities. The Reporting Persons may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations, management, and future plans of the Issuer. Depending on various factors, including the Reporting Persons' financial position and investment strategy, the price of the Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions they deem appropriate and lawful.

On February 11, 2022, the Reporting Persons sent a letter via email (the "February 11, 2022, Letter to the Issuer") to the Issuer. The February 11, 2022, Letter to the Issuer, is filed herewith as Exhibit 99.2 to the Amendment No. 14.

On January 31, 2022, the Reporting Persons sent a letter via email (the "January 31, 2022, Letter to the Issuer re: Interest Disclosure") to the Issuer. The January 31, 2022, Letter to the Issuer re: Interest Disclosure, is filed herewith as Exhibit 99.3 to the Amendment No. 14.

On January 31, 2022, the Reporting Persons sent a letter via email (the "January 31, 2022, Letter to the Issuer re: Additional Violation") to the Issuer. The January 31, 2022, Letter to the Issuer re: Additional Violation, is filed herewith as Exhibit 99.4 to the Amendment No. 14.

On January 25, 2022, the Reporting Persons sent a letter via email (the "January 25, 2022, Letter to the Issuer") to the Issuer. The January 25, 2022, Letter to the Issuer, is filed herewith as Exhibit 99.5 to the Amendment No. 14.

On January 19, 2022, the Reporting Persons sent a letter via email (the "January 19, 2022, Letter to the Issuer") to the Issuer. The January 19, 2022, Letter to the Issuer, is filed herewith as Exhibit 99.6 to the Amendment No. 14.

On January 15, 2022, the Reporting Persons sent a letter via email (the "January 15, 2022, Letter to the Issuer") to the Issuer. The January 15, 2022, Letter to the Issuer, is filed herewith as Exhibit 99.7 to the Amendment No. 14.

On November 12, 2021, the Reporting Persons sent a letter via email (the "November 12, 2021, Letter to the Resigning Senior Vice President of Finance") to the Issuer's Resigning Senior Vice President of Finance. The November 12, 2021, Letter to the Resigning Senior Vice President of Finance, is filed herewith as Exhibit 99.8 to the Amendment No. 14.

On November 12, 2021, the Reporting Persons sent a letter via email (the "November 12, 2021, Letter to the Issuer") to the Issuer. The November 12, 2021, Letter to the Issuer, is filed herewith as Exhibit 99.9 to the Amendment No. 14.

On November 5, 2021, the Reporting Persons sent a letter via email (the "November 5, 2021, Letter to the Issuer") to the Issuer. The November 5, 2021, Letter to the Issuer, is filed herewith as Exhibit 99.10 to the Amendment No. 14.

On November 5, 2021, the Reporting Persons sent a letter via email (the "November 5, 2021, Letter to the Issuer's Counsel") to the Issuer. The November 5, 2021, Letter to the Issuer's Counsel, is filed herewith as Exhibit 99.11 to the Amendment No. 14.

On October 22, 2021, the Reporting Persons sent a letter via email (the "October 22, 2021, Letter to the U.S. Securities and Exchange Commission") to the U.S. Securities and Exchange Commission. The October 22, 2021, Letter to the U.S. Securities and Exchange Commission, is filed herewith as Exhibit 99.12 to the Amendment No. 14.

On October 22, 2021, the Reporting Persons sent a letter via email (the "October 22, 2021, Letter to the Issuer") to the Issuer. The October 22, 2021, Letter to the issuer, is filed herewith as Exhibit 99.13 to the Amendment No. 14.

On October 14, 2021, the Reporting Persons sent a letter via email (the "October 14, 2021, Letter") to the Issuer, with direct address to the Issuer's Irish legal counsel, Arthur Cox. The October 14, 2021, Letter is filed herewith as Exhibit 99.14 to the Amendment No. 14.

On September 14, 2021, the Reporting Persons sent a letter via email (the "September 14, 2021, Letter") to the Issuer. The September 14, 2021, Letter is filed herewith as Exhibit 99.15 to the Amendment No. 14.

On August 17, 2021, the Reporting Persons sent a letter via email (the "August 17, 2021, Letter") to the Issuer. The August 17, 2021, Letter is filed herewith as Exhibit 99.16 to the Amendment No. 14.

On August 5, 2021, the Reporting Persons sent a letter via email (the "August 5, 2021, Letter") to the Issuer. The August 5, 2021, Letter is filed herewith as Exhibit 99.17 to the Amendment No. 14.

On August 3, 2021, the Reporting Persons sent a letter via email (the "August 3, 2021, Letter") to the Issuer. The August 3, 2021, Letter is filed herewith as Exhibit 99.18 to the Amendment No. 14.

On July 7, 2021, the Reporting Persons sent a letter via email (the "July 7, 2021, Letter") to the Issuer. The July 7, 2021, Letter is filed herewith as Exhibit 99.19 to the Amendment No. 14.

On June 1, 2021, the Reporting Persons sent a letter via email (the "June 1, 2021, Letter") to the Issuer. The June 1, 2021, Letter is filed herewith as Exhibit 99.20 to the Amendment No. 14.

On May 20, 2021, the Reporting Persons sent a letter via email (the "May 20, 2021, Letter") to the Issuer. The May 20, 2021, Letter is filed herewith as Exhibit 99.21 to the Amendment No. 14.

On March 10, 2021, the Reporting Persons sent a letter via email (the "March 10, 2021, Letter") to the Issuer. The March 10, 2021, Letter is filed herewith as Exhibit 99.22 to the Amendment No. 14.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	As of the time of this filing, Holdings, Buxton, and Parker own 3,434,800 Shares of the Issuer, or a 4.1% ownership interest of the Issuer's Shares.

(b)

Number of Shares as to which such person has:

(i) Sole Voting Power:

Each of Holdings, Buxton, and Parker has the sole power to vote or direct the vote over 0 Shares.

(ii) Shared Voting Power:

Holdings has the shared power to vote or direct the vote over 3,434,800 Shares.

Buxton has the shared power to vote or direct the vote over 3,434,800 Shares.

Parker has the shared power to vote or direct the vote over 3,434,800 Shares.

(iii) Sole Dispositive Power:

Each of Holdings, Buxton, and Parker has the sole power to dispose or direct the disposition of 0 Shares.

(iv) Shared Dispositive Power:

Holdings has the shared power to dispose or to direct the direct the disposition of 3,434,800 Shares.

Buxton has the shared power to dispose or to direct the direct the disposition of 3,434,800 Shares.

Parker has the shared power to dispose or to direct the direct the disposition of 3,434,800 Shares.

(c)

The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00p.m., New York City time, on February 18, 2022.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Reporting Person	Date	Shares	Price of Security
Buxton	2022-01-31	189990	0.13904
Buxton	2022-01-26	55503	0.16972
Buxton	2022-01-25	62000	0.1699
Buxton	2022-01-25	230503	0.1749
Buxton	2022-01-24	404639	0.16328
Buxton	2022-01-24	68129	0.1600
Buxton	2022-01-21	15900	0.152
Buxton	2022-01-21	205779	0.152
Buxton	2022-01-21	25835	0.1131
Buxton	2022-01-21	18400	0.152
Buxton	2022-01-21	13000	0.152
Buxton	2022-01-20	13742	0.11
Buxton	2022-01-20	5000	0.11
Buxton	2022-01-18	20000	0.1037
Buxton	2022-01-14	-3726	0.117
Buxton	2022-01-14	-700	0.1189
Buxton	2022-01-13	-251	0.118
Buxton	2022-01-12	-39848	0.1054
Buxton	2022-01-12	-8300	0.1068
Buxton	2022-01-12	-1000	0.1092
Buxton	2022-01-12	-2800	0.1094
Buxton	2022-01-12	-146200	0.1085
Buxton	2022-01-12	-19006	0.1054
Buxton	2022-01-12	-32810	0.1054
Buxton	2022-01-11	-8336	0.1148
Buxton	2021-12-30	274836	0.1217
Buxton	2021-12-29	87316	0.1223
Buxton	2021-12-29	3000	0.1225
Buxton	2021-12-29	-1429	0.1199

(d)	N/A.

(e)	N/A.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

1.	Joint Filing Agreement

2.	Letter - February 11, 2022 (to the Issuer)

3.	Letter - January 31, 2022 (to the Issuer re: Interest Disclosure)

4.	Letter - January 31, 2022 (to the Issuer re: Additional Violation)

5.	Letter - January 25, 2022 (to the Issuer)

6.	Letter - January 19, 2022 (to the Issuer)

7.	Letter - January 15, 2022 (to the Issuer)

8.	Letter - November 12, 2021 (to the Issuer's Resigning Senior Vice President of Finance)

9.	Letter - November 12, 2021 (to the Issuer)

10.	Letter - November 5, 2021 (to the Issuer)

11.	Letter - November 5, 2021 (to the Issuer's Counsel)

12.	Letter - October 22, 2021 (to the U.S. Securities and Exchange Commission)

13.	Letter - October 22, 2021 (to the Issuer)

14.	Letter - October 14, 2021

15.	Letter - September 14, 2021

16.	Letter - August 17, 2021

17.	Letter - August 5, 2021

18.	Letter - August 2, 2021

19.	Letter - July 7, 2021

20.	Letter - June 1, 2021

21.	Letter - May 20, 2021

22.	Letter - March 10, 2021

Schedule A

Schedule A of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Name	Principal Business Address or Residence	Principal Occupation or Employment/ Principal Business	Citizenship

Schedule B

Schedule B of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Name	Aggregate Number of Shares Owned	Percentage of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUXTON HELMSLEY HOLDINGS, INC.

By:	/s/ Alexander E. Parker	February 22, 2022
Name:	Alexander E. Parker
Title:	Director

THE BUXTON HELMSLEY GROUP, INC.

By:	/s/ Alexander E. Parker	February 22, 2022
Name:	Alexander E. Parker
Title:	Senior Managing Director

ALEXANDER E. PARKER

By:	/s/ Alexander E. Parker	February 22, 2022
Name:	Alexander E. Parker